UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
(Rule 14d – 100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

AMERICAN RETIREMENT VILLAS PROPERTIES II,
A CALIFORNIA LIMITED PARTNERSHIP

(Name of Subject Company (Issuer))

ARVP II ACQUISITION, L.P.

ARV ASSISTED LIVING, INC.
(Name of Filing Person (Offeror))

LIMITED PARTNERSHIP UNITS
(Title of Class of Securities)

(CUSIP Number of Class of Securities)

John A. Moore
Chief Executive Officer
ARVP II Acquisition, L.P.
ARV Assisted Living, Inc.
501 South Fourth Avenue, Suite 140
Louisville, KY 40202
(502) 719-1600

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of filing person)

With a copy to:
Lee Parks, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004
(212) 859-8000

[X]	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]	third-party tender offer subject to Rule 14d-1.
[ ]	issuer tender offer subject to Rule 13e-4.
[X]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEM 1. Summary Term Sheet
ITEM 2. Subject Company Information
ITEM 3. Identity and background of Filing Person
ITEM 4. Terms of the Transaction
ITEM 5. Past Contacts, Transactions, Negotiations and Agreements
ITEM 6. Purposes of the Transaction and Plans or Proposals
ITEM 7. Source and amount of Funds or other consideration
ITEM 8. Interest in Securities of the Subject Company
ITEM 9. Persons/Assets, Retained, Employed, Compensated or Used
ITEM 10. Financial Statements
ITEM 11. Additional information
ITEM 12. Exhibits
ITEM 13. Information required by Schedule 13e-3
EXHIBIT INDEX
EXHIBIT (A)(1)(A)
EXHIBIT (A)(1)(B)
EXHIBIT (A)(1)(C)
EXHIBIT (A)(1)(D)
EXHIBIT (A)(1)(E)
EXHIBIT (A)(1)(F)
EXHIBIT (A)(1)(G)
EX-99.(C)(11)

SCHEDULE TO

     This Tender Offer Statement on Schedule TO (this “Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) by ARVP II Acquisition, L.P., a California limited partnership (the “Purchaser”), and ARV Assisted Living, Inc., a Delaware corporation (“ARV,” and together with the Purchaser, the “Filing Persons”). ARV is the general partner of the Purchaser. This Statement is being filed in connection with the Offer to Purchase and Consent Solicitation Statement filed with the SEC on the date hereof by the Filing Persons (the “Offer to Purchase”). Because the Offer to Purchase is also serving as a consent solicitation statement by the Purchaser, it has also been filed as part of the preliminary proxy statement filed on the date hereof on Schedule 14A by the Filing Persons. This Statement relates to the contemplated offer (the “Offer”) by the Purchaser for all of the outstanding limited partnership units (the “Units”) of American Retirement Villas Properties II, a California limited partnership (the “Partnership”). Because the transactions contemplated by the Offer to Purchase would be a Rule 13e-3 transaction, this Statement is also being filed on the date hereof in compliance with that rule.

     The information set forth in the Offer to Purchase (including all schedules and annexes thereto) and the related Assignment and Transfer Agreement and Consent Form is hereby incorporated by reference herein in answer to the items of this Statement.

ITEM 1. Summary Term Sheet.

     The information set forth in the section of the Offer to Purchase entitled “SUMMARY TERM SHEET” is incorporated herein by reference.

ITEM 2. Subject Company Information.

     (a)      Name and Address. The name of the Partnership is American Retirement Villas Properties II, a California limited partnership. The address of its principal executive office is 245 Fischer Avenue, Suite D-1, Costa Mesa, California 92626. The phone number of its principal executive office is (714) 751-7400.

     (b)     Securities. The securities which are the subject of the Offer are the Partnership’s outstanding limited partnership units. There are currently 35,019.880 Units outstanding.

     (c)     Trading Market and Price. The information set forth in the sections of the Offer to Purchase entitled “SPECIAL FACTORS—Determination of the Offer Price—Prices of Units in Secondary Market Sales Reported to the Partnership” and “SCHEDULE II—Information Concerning Secondary Market Sales Reported to the Partnership During the Last Two Fiscal Years” is incorporated herein by reference.

ITEM 3. Identity and background of Filing Person.

     (a)     Name and Address. The names of the Filing Persons are ARVP II Acquisition, L.P., of which ARV is the general partner, and ARV Assisted Living, Inc., the general partner of the Partnership. The address of the Purchaser’s principal executive office is 245 Fischer Avenue, Suite D-1, Costa Mesa, California 92626. The phone number of the Purchaser’s principal executive office is (714) 751-7400. The address of ARV’s principal executive office is 501 South Fourth Avenue, Suite 140, Louisville, KY 40202. The phone number of ARV’s principal executive office is (502) 719-1600. The information set forth in the section of the Offer to Purchase entitled “SCHEDULE I—Information Concerning the Partnership, ARV, Purchaser and certain of their Affiliates” is incorporated herein by reference.

     (b)     Business and Background of Entities. The information set forth in the section of the Offer to Purchase entitled “SCHEDULE I—Information Concerning the Partnership, ARV, Purchaser and certain of their Affiliates” is incorporated herein by reference.

     (c)     Business and Background of Natural Persons. The information set forth in the section of the Offer to Purchase entitled “SCHEDULE I—Information Concerning the Partnership, ARV, Purchaser and certain of their Affiliates” is incorporated herein by reference.

ITEM 4. Terms of the Transaction.

     (a)     Material Terms. The information set forth in the sections of the Offer to Purchase entitled “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Alternatives Considered to the Offer and the Merger,” “SPECIAL FACTORS—Purpose of the Offer and the Merger; Future Plans, “SPECIAL FACTORS—Effects of the Merger, “SPECIAL FACTORS—Effects of the Offer,” “SPECIAL FACTORS—Certain United States Federal Income Tax Considerations,” “THE TENDER OFFER—Terms of the Offer; Expiration Date,” “THE TENDER OFFER—Acceptance for Payment and Payment for Units,” “THE TENDER OFFER—Procedure for Accepting the Offer and Tendering Units,” “THE TENDER OFFER—Withdrawal Rights,” “THE TENDER OFFER—Extension of Tender Period; Termination; Amendment,” “THE CONSENT SOLICITATION—The Merger Proposal; Effective Time of the Merger Proposal” and “THE CONSENT SOLICITATION—The Merger; Required Approvals,” is incorporated herein by reference.

ITEM 5. Past Contacts, Transactions, Negotiations and Agreements.

     (a)     Transactions. The information set forth in the section of the Offer to Purchase entitled “SPECIAL FACTORS—Transactions, Negotiations and Agreements; Interest in Securities of the Partnership” is incorporated herein by reference

     (b)     Significant Corporate Events. The information set forth in the sections of the Offer to Purchase entitled “SPECIAL FACTORS—Background to the Offer and the Merger” and “SPECIAL FACTORS—Alternatives Considered to the Offer and the Merger” is incorporated herein by reference.

ITEM 6. Purposes of the Transaction and Plans or Proposals.

     (a)     Purposes. The information set forth in the sections of the Offer to Purchase entitled “SPECIAL FACTORS—Background to the Offer and the Merger,” “SPECIAL FACTORS—Purpose of the Offer and the Merger; Future Plans” and “SPECIAL FACTORS—Alternatives Considered to the Offer and the Merger” is incorporated herein by reference.

     (c)     Plans. The information set forth in the sections of the Offer to Purchase entitled “SPECIAL FACTORS—Alternatives Considered to the Offer and the Merger,” “SPECIAL FACTORS—Purpose of the Offer and the Merger, Future Plans” and “SPECIAL FACTORS—Effects of the Merger” and “SPECIAL FACTORS—Effects of the Offer” is incorporated herein by reference.

ITEM 7. Source and amount of Funds or other consideration.

     (a)     Source of Funds. The information set forth in the section of the Offer to Purchase entitled “THE PARTNERSHIP—Source and Amount of Funds for the Offer and the Merger” is incorporated herein by reference.

     (b)     Conditions. Not applicable.

     (d)     Borrowed Funds. Not applicable.

ITEM 8. Interest in Securities of the Subject Company.

     (a)     Securities Ownership. The information set forth in the section of the Offer to Purchase entitled “SPECIAL FACTORS—Transactions, Negotiations and Agreements; Interest in Securities of the Partnership” is incorporated herein by reference.

     (b)     Securities Transactions. The information set forth in the section of the Offer to Purchase entitled “SPECIAL FACTORS—Transactions, Negotiations and Agreements; Interest in Securities of the Partnership” is incorporated herein by reference.

ITEM 9. Persons/Assets, Retained, Employed, Compensated or Used.

     (a)     Solicitations or Recommendations. The information set forth in the section of the Offer to Purchase entitled “OTHER MATTERS—Certain Fees and Expenses” is incorporated herein by reference.

ITEM 10. Financial Statements.

     (a)     Financial Information. The information set forth in the section of the Offer to Purchase entitled “THE PARTNERSHIP—Selected Historical Financial Data for the Partnership” and “OTHER MATTERS—Available Information; Incorporation by Reference” is incorporated herein by reference.

     (b)     Pro Forma Information. Not applicable.

ITEM 11. Additional information.

     (a)     Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the sections of the Offer to Purchase entitled “THE TENDER OFFER—Certain Legal Matters; Required Regulatory Approvals” and “THE CONSENT SOLICITATION—The Merger; Required Approvals” is incorporated herein by reference.

     (b)     Other Material Information. None.

ITEM 12. Exhibits.

(a)(1)(A)	Offer to Purchase and Consent Solicitation Statement.

(a)(1)(B)	Agreement of Assignment and Transfer.

(a)(1)(C)	Consent Form.

(a)(1)(D)	Letter to Unitholders.

(a)(1)(E)	Letter to Custodians and Brokers.

(a)(1)(F)	Notice of Withdrawal from the Offer.

(a)(1)(G)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(2)	Not applicable.

(a)(3)	Offer to Purchase and Consent Solicitation Statement (filed as Exhibit (a)(1)(A) above).

(a)(4)	Not applicable.

(b)	Not applicable.

(d)(1)	The Limited Partnership Agreement of American Retirement Villas Properties II, a California limited partnership, effective as of February 9, 1988 (filed as an exhibit to Post-Effective Amendment No. 2 to Form S-1 of the Partnership, filed with the SEC on May 3, 1989 (Registration No. 33-20385)).

(d)(2)	The Merger Agreement (included as Annex A to the Offer to Purchase and Solicitation Statement filed as Exhibit (a)(1)(A) above).

(g)	Not applicable.

(h)	Not applicable.

ITEM 13. Information required by Schedule 13e-3.

     Item 2. Subject Company Information.

          (d)     Dividends. The information set forth in the section of the Offer to Purchase entitled “THE PARTNERSHIP—Dividends and Distributions” is incorporated herein by reference.

          (e)     Prior Public Offerings. Not applicable.

          (f)     Prior Stock Purchases. The information set forth in the section of the Offer to Purchase entitled “SPECIAL FACTORS—Transactions, Negotiations and Agreements; Interest in Securities of the Partnership” is incorporated herein by reference.

     Item 4. Terms of the Transactions.

          (c)     Different Terms. Not applicable.

          (d)     Appraisal Rights. The information set forth in the section of the Offer to Purchase entitled “OTHER MATTERS—No Dissenter’s Rights” is incorporated herein by reference.

          (e)     Provisions for Unaffiliated Security Holders. Not applicable.

          (f)     Eligibility for Listing or Trading. Not applicable.

     Item 5. Past Contracts, Transactions, Negotiations and Agreements.

          (c)     Negotiations or Contacts. The information set forth in the sections of the Offer to Purchase entitled “SPECIAL FACTORS—Background to the Offer and the Merger” and “SPECIAL FACTORS—Alternatives Considered to the Offer and the Merger” is incorporated herein by reference.

          (e)     Agreements Involving the Subject Company’s Securities. The information set forth in the section of the Offer to Purchase entitled “SPECIAL FACTORS—Transactions, Negotiations and Agreements; Interest in Securities of the Partnership” is incorporated herein by reference.

     Item 6. Purposes of the Transaction and Plans or Proposals.

          (b)     Use of Securities Acquired. The information set forth in the sections of the Offer to Purchase entitled “SPECIAL FACTORS—Effects of the Merger” and “SPECIAL FACTORS—Effects of the Offer” is incorporated herein by reference.

          (c)(8)   The Suspension of the Subject Company’s Obligation to File Reports Under Section 15(d) of the Exchange Act. The information set forth in the sections entitled “SPECIAL FACTORS—Effects of the Merger” and “SPECIAL FACTORS—Effects of the Offer” and “SPECIAL FACTORS—Purpose of the Offer and the Merger; Future Plans” is incorporated herein by reference.

     Item 7. Purposes, Alternatives, Reasons and Effects.

          (a)     Purposes. The information set forth in the section of the Offer to Purchase entitled “SPECIAL FACTORS—Purpose of the Offer and the Merger; Future Plans” is incorporated herein by reference.

          (b)     Alternatives. The information set forth in the section of the Offer to Purchase entitled “SPECIAL FACTORS—Alternatives Considered to the Offer and the Merger” is incorporated herein by reference.

          (c)     Reasons. The information set forth in the sections of the Offer to Purchase entitled “SPECIAL FACTORS—Background to the Offer and the Merger” and “SPECIAL FACTORS—Alternatives Considered to the Offer and the Merger” is incorporated herein by reference.

          (d)     Effects. The information set forth in the sections of the Offer to Purchase entitled “SPECIAL FACTORS—Effects of the Merger,” “SPECIAL FACTORS—Effects of the Offer” and “SPECIAL FACTORS—Certain United States Federal Income Tax Considerations” is incorporated herein by reference.

     Item 8. Fairness of the Going-Private Transaction.

          (a)     Fairness. The information set forth in the section of the Offer to Purchase entitled “SPECIAL FACTORS—Fairness of the Offer and the Merger” is incorporated herein by reference.

          (b)     Factors Considered in Determining Fairness. The information set forth in the section of the Offer to Purchase entitled “SPECIAL FACTORS—Fairness of the Offer and the Merger” is incorporated herein by reference.

          (c)     Approval of Security Holders. The information set forth in the sections of the Offer to Purchase entitled “SPECIAL FACTORS—Fairness of the Offer and the Merger” and “THE CONSENT SOLICITATION—The Merger Proposal; Effective Time of the Merger Proposal” is incorporated herein by reference.

          (d)     Unaffiliated Representative. The information set forth in the sections of the Offer to Purchase entitled “SPECIAL FACTORS—Fairness of the Offer and the Merger” and “SPECIAL FACTORS—Risk Factors—ARV, the general partner of the Partnership, may have a conflict of interest with respect to the Offer and the Consent Solicitation” is incorporated herein by reference.

          (e)     Approval of Directors. The information set forth in the sections of the Offer to Purchase entitled “SPECIAL FACTORS—Fairness of the Offer and the Merger” and “SPECIAL FACTORS—Risk Factors—ARV, the general partner of the Partnership, may have a conflict of interest with respect to the Offer and the Consent Solicitation” is incorporated herein by reference.

          (f)     Other Offers. Not Applicable.

     Item 9. Reports, Opinions, Appraisals and Negotiations.

          (a)     Report, Opinion or Appraisal. The information set forth in the sections of the Offer to Purchase entitled “SPECIAL FACTORS—Fairness of the Offer and the Merger” and “SPECIAL FACTORS—Determination of the Offer Price” is incorporated herein by reference.

          (b)     Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the section of the Offer to Purchase entitled “SPECIAL FACTORS—Determination of Offer Price” is incorporated herein by reference.

          (c)     Availability of Documents. The information set forth in the sections of the Offer to Purchase entitled “SPECIAL FACTORS—Determination of Offer Price” and “OTHER MATTERS— Available Information; Incorporation by Reference” is incorporated herein by reference.

     Item 10. Source and Amounts of Funds or Other Consideration.

          (c)     Expenses. The information set forth in the sections of the Offer to Purchase entitled “OTHER MATTERS—Certain Fees and Expenses” is incorporated herein by reference.

     Item 12. The Solicitation or Recommendation.

          (d)     Intent to Tender or Vote in a Going-Private Transaction. Not Applicable.

          (e)     Recommendations of Others. Except as set forth in the section of the Offer to Purchase entitled “SPECIAL FACTORS—Fairness of the Offer and the Merger” which is incorporated herein by reference, none of ARV, any executive officer or director of ARV, any person controlling ARV or any executive officer or director of any person ultimately controlling ARV has made a recommendation either in support of or opposed to the Offer or the Merger.

     Item 13. Financial Statements. The information set forth in the section of the Offer to Purchase entitled “THE PARTNERSHIP—Selected Historical Financial Data for the Partnership” and “OTHER MATTERS—Available Information; Incorporation by Reference” is incorporated herein by reference.

     Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

          (b)     Employees and Corporate Assets. The information set forth in the section of the Offer to Purchase entitled “OTHER MATTERS—Certain Fees and Expenses” is incorporated herein by reference.

     Item 16. Exhibits.

(c)(1)	Retirement Inn of Burlingame Property Appraisal (filed as Exhibit 99.2 to Form 8-K of the Partnership, filed with the SEC on December 15, 2003)

(c)(2)	Retirement Inn of Campbell Property Appraisal (filed as Exhibit 99.3 to Form 8-K of the Partnership, filed with the SEC on December 15, 2003)

(c)(3)	Retirement Inn of Daly City Property Appraisal (filed as Exhibit 99.4 to Form 8-K of the Partnership, filed with the SEC on December 15, 2003)

(c)(4)	Retirement Inn of Fremont Property Appraisal (filed as Exhibit 99.5 to Form 8-K of the Partnership, filed with the SEC on December 15, 2003)

(c)(5)	Retirement Inn of Fullerton Property Appraisal (filed as Exhibit 99.6 to Form 8-K of the Partnership, filed with the SEC on December 15, 2003)

(c)(6)	Montego Heights Lodge Property Appraisal (filed as Exhibit 99.7 to Form 8-K of the Partnership, filed with the SEC on December 15, 2003)

(c)(7)	Retirement Inn of Sunnyvale Property Appraisal (filed as Exhibit 99.8 to Form 8-K of the Partnership, filed with the SEC on December 15, 2003)

(c)(8)	Valley View Lodge Property Appraisal (filed as Exhibit 99.9 to Form 8-K of the Partnership, filed with the SEC on December 15, 2003)

(c)(9)	Covina Villa Property Appraisal (filed as Exhibit 99.10 to Form 8-K of the Partnership, filed with the SEC on December 15, 2003)

(c)(10)	Willow Glen Property Appraisal (filed as Exhibit 99.11 to Form 8-K of the

Partnership, filed with the SEC on December 15, 2003)

(c)(11)	Fiscal Year 2004 Budget for Partnership Properties

(f)	Not applicable.

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase and Consent Solicitation Statement.

(a)(1)(B)	Agreement of Assignment and Transfer.

(a)(1)(C)	Consent Form.

(a)(1)(D)	Letter to Unitholders.

(a)(1)(E)	Letter to Custodians and Brokers.

(a)(1)(F)	Notice of Withdrawal from the Offer.

(a)(1)(G)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(2)	Not applicable.

(a)(3)	Offer to Purchase and Consent Solicitation Statement (filed as Exhibit (a)(1)(A) above).

(a)(4)	Not applicable.

(b)	Not applicable.

(c)(1)	Retirement Inn of Burlingame Property Appraisal (filed as Exhibit 99.2 to Form 8-K of the Partnership, filed with the SEC on December 15, 2003)

(c)(2)	Retirement Inn of Campbell Property Appraisal (filed as Exhibit 99.3 to Form 8-K of the Partnership, filed with the SEC on December 15, 2003)

(c)(3)	Retirement Inn of Daly City Property Appraisal (filed as Exhibit 99.4 to Form 8-K of the Partnership, filed with the SEC on December 15, 2003)

(c)(4)	Retirement Inn of Fremont Property Appraisal (filed as Exhibit 99.5 to Form 8-K of the Partnership, filed with the SEC on December 15, 2003)

(c)(5)	Retirement Inn of Fullerton Property Appraisal (filed as Exhibit 99.6 to Form 8-K of the Partnership, filed with the SEC on December 15, 2003)

(c)(6)	Montego Heights Lodge Property Appraisal (filed as Exhibit 99.7 to Form 8-K of the Partnership, filed with the SEC on December 15, 2003)

(c)(7)	Retirement Inn of Sunnyvale Property Appraisal (filed as Exhibit 99.8 to Form 8-K of the Partnership, filed with the SEC on December 15, 2003)

(c)(8)	Valley View Lodge Property Appraisal (filed as Exhibit 99.9 to Form 8-K of the Partnership, filed with the SEC on December 15, 2003)

(c)(9)	Covina Villa Property Appraisal (filed as Exhibit 99.10 to Form 8-K of the Partnership, filed with the SEC on December 15, 2003)

(c)(10)	Willow Glen Property Appraisal (filed as Exhibit 99.11 to Form 8-K of the Partnership, filed with the SEC on December 15, 2003)

(c)(11)	Fiscal Year 2004 Budget for Partnership Properties

(d)(1)	The Limited Partnership Agreement of American Retirement Villas Properties II, a California limited partnership, effective as of February 9, 1988 (filed as an exhibit to Post-Effective Amendment No. 2 to Form S-1 of the Partnership, filed with the SEC on May 3, 1989 (Registration No. 33-20385).

(d)(2)	The Merger Agreement (included as Annex A to the Offer to Purchase and Solicitation Statement filed as Exhibit (a)(1)(A) above).

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.